                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       Award Software International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   054531 10 8
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                                 (CUSIP Number)


           Dr. Gert Huegler                                 Dennis R. DeBroeck
        Vobis Microcomputer AG                              Fenwick & West LLP
       Carlo-Schmidt-Strasse 12                            Two Palo Alto Square
            42146 Wuerselen                                      Suite 700
                Germany                                    Palo Alto, CA  94306
         (011)(49)(2405) 444-0                                 (650) 494-0600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               September 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                   Page 1 of 4

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                                  SCHEDULE 13D

---------------------                                          -----------------

CUSIP No. 054531 10 8                                          Page 2 of 4 Pages
---------------------                                          -----------------

-------- -----------------------------------------------------------------------
         NAME OF REPORTING PERSON
   1     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Vobis Microcomputer AG
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
   2                                                                    (b)  [ ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
-------- -----------------------------------------------------------------------
---------------------- ------ --------------------------------------------------
                         7    SOLE VOTING POWER
        NUMBER
          OF                  0
                       ------ --------------------------------------------------
                       ------ --------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 0
                       ------ --------------------------------------------------
                       ------ --------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING               0
                       ------ --------------------------------------------------
                       ------ --------------------------------------------------
       PERSON           10    SHARED DISPOSITIVE POWER
        WITH
                              0
---------------------- ------ --------------------------------------------------
-------- -----------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

-------- -----------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
-------- -----------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         CO

-------- -----------------------------------------------------------------------



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     This Amendment No. 2 amends the Schedule 13D filed by Vobis Microcomputer
AG, a stock company organized under the laws of Germany ("Vobis"), dated December 27, 1996, as amended by Amendment No. 1 dated May 26, 1998, respecting the securities of Issuer beneficially owned by Vobis (the "Schedule 13D"). Except as otherwise indicated, each defined term shall have the meaning ascribed to such term in the Schedule 13D.

The purpose of this Amendment No. 2 is to report in connection with the consummation of the transactions contemplated by the Merger Agreement (1) the conversion of all shares of Common Stock of Issuer owned by Vobis into shares of Common Stock of Phoenix, (2) the Warrant to purchase Common Stock of Issuer owned by Vobis becoming exerciseable instead for shares of Common Stock of Phoenix and (3) the termination of the Catch-Up Right owned by Vobis. As a result, Vobis no longer beneficially owns any shares of Common Stock of Issuer.


     Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

     (a) and (b) As of the date of this statement, Vobis beneficially owns no shares of Common Stock of Issuer.

     (c) On September 24, 1998, in connection with the consummation of the transactions contemplated by the Merger Agreement, (1) the 641,202 shares of Common Stock of Issuer owned by Vobis converted into 785,472 shares of Common Stock of Phoenix, (2) the Warrant to purchase 272,394 shares of Common Stock of Issuer owned by Vobis became exerciseable instead for 333,682 shares of Common Stock of Phoenix and (3) the Catch-Up Right owned by Vobis terminated.

     (d)  Not applicable.

     (e) On September 24, 1998, Vobis ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer.






                                      -3-
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                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  September 24, 1998



Vobis Microcomputer AG


By: /s/ Willy Weck
    ---------------------------------------
    Willy Weck, Chief Financial Officer and
    Member of Management Board


By: /s/ Dr. Gert Huegler
    ---------------------------------------
    Dr. Gert Huegler, Chief Executive Officer and
    Chairman of Management Board

















               [SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D]